EXHIBIT 77(E)


         The disclosure in the Registrant's Prospectus dated October 22, 1996 under the caption "Legal Proceedings" with respect to an action by the Fund against Kouri Capital Group, Inc. and Pentti Kouri is hereby incorporated by reference. The parties have agreed to dismiss the action without prejudice. In the event that the Fund cannot achieve a satisfactory settlement, the Fund intends to re-institute the action against both of the Defendants.

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